Exhibit 99.1

ParaZero and ThirdEye Systems Sign MOU to Develop a 360° Detect-To-Defeat Counter-UAS Solution for Armored Vehicles and Critical Assets

The cooperation brings together the companies’ detection, threat analysis and physical interception capabilities into a unified and complete Counter-UAS architecture

KFAR SABA, Israel, Sept. 15, 2026 (GLOBE NEWSWIRE) – ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the signing of a non-binding Memorandum of Understanding (“MOU”) with ThirdEye Systems Ltd. (TASE: THES), an Israeli defense technology company specializing in advanced electro-optical recognition and Counter-UAS systems.

The non-binding MOU establishes a framework for the companies to explore the development, integration, and commercialization of a complete Counter-UAS solution combining ThirdEye’s advanced detection and sensor capabilities with ParaZero’s DefendAir net-based physical interception technology, which shall be subject to the execution of definitive documentation.

The cooperation includes the creation of a complete integrated detect-to-defeat architecture covering the full Counter-UAS engagement cycle — from detection and identification of an approaching aerial threat, through threat analysis and engagement management, to controlled physical interception and neutralization. the companies will initially focus on protecting armored vehicle platforms from the rapidly evolving drone threats and may also explore applications for critical infrastructure, strategic sites, and other sensitive assets requiring an integrated detection-to-interception capability.

The already field-tested architecture is intended to connect detection, threat analysis, engagement management, safety, and controlled physical interception within a unified Counter-UAS system. This approach reflects the growing operational requirement for solutions capable of supporting the full engagement cycle, from identifying an approaching drone to physically stopping it.

“Protecting armored vehicles and strategic assets from evolving drone threats requires detection, decision-making, and interception capabilities to operate as one integrated system,” said Ariel Alon, CEO of ParaZero Technologies. “ThirdEye brings advanced electro-optical detection and AI-driven recognition capabilities, while ParaZero provides the physical interception layer through DefendAir. This MOU creates a framework to combine theses technologies into a practical and complete Counter-UAS architecture.”

Lior Segal, CEO of ThirdEye Systems, added:

“Our collaboration with ParaZero represents a significant force multiplier for both our company and our operational customers. The ability to provide field forces with a comprehensive protection solution, from the initial detection of a threat through to its actual interception, is critical, particularly for armoured vehicles and sensitive assets. We are confident that the combined system will deliver significant value to defence markets in Israel and around the world.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

About ThirdEye Systems

Founded in 2010, ThirdEye Systems is a pioneering developer of advanced AI-based solutions for optical systems and autonomous platforms, with a strong focus on defense and security applications.

The company specializes in edge AI applications and provides innovative real-time image processing technology, enabling tracking and control under challenging operational conditions. ThirdEye Systems’ solutions deliver rapid and high-quality responses to evolving threats, including protection against UAVs and drones.

The company’s products are designed to be reliable, mobile, and operational 24/7, providing an optimal solution for operational units in the field.

ThirdEye Systems’ solutions set a new standard in integrating artificial intelligence with defense and security systems, advancing the capabilities of the field.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the execution of definitive documentation, the parties’ intention to explore the development, integration and commercialization of a complete Counter-UAS solution, the anticipated capabilities, performance and potential applications of the proposed system, the potential benefits of the collaboration, the possibility of future commercial arrangements between the parties, and the potential adoption of the integrated solution by defense, security and critical infrastructure customers.. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com